July 18, 2016

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:	American Century Government Income Trust (the “Registrant”) (File Nos. 002-99222; 811-04363)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on July 8, 2016, regarding Post-Effective Amendment No. 71, filed on May 17, 2016, to the Registrant’s registration statement for Inflation-Adjusted Bond Fund (the “Fund”). For your convenience, we restate each of your comments prior to our responses.

1.	Comment: Explain the lower management fee for Institutional Class shares.

Response: As noted in the “Fees and Expenses” table of the prospectus, the unified management fee is 0.46% for the Investor, A, C and R Classes and 0.26% for the Institutional Class. The “Multiple Class Information” section of the prospectus explains the differences in unified management fees as follows:

The fund offers multiple classes of shares. The classes have different fees, expenses and/or minimum investment requirements. The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services. It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class. The Institutional Class is made available to institutional shareholders or through financial intermediaries whose clients do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes. As a result, the advisor is able to charge this class a lower unified management fee. Different fees and expenses will affect performance.

American Century Investments
P.O. Box 410141, 4500 Main Street	1-800-345-2021 or 816-531-5575
Kansas City, MO 64141-0141	www.americancentury.com

Ms. Karen Rossotto
July 18, 2016

2.
Comment: Because the term “bond” is in the Fund’s name, please revise the Fund’s policy to invest at least 80% of its assets in “inflation-adjusted debt securities” to invest at least 80% of its assets in “inflation-adjusted bonds,” pursuant to the requirements of Rule 35d-1. The Fund may then provide a reasonable definition of “bonds.”

Response: The comment has been incorporated. The Fund’s 80% policy has been revised as follows: “Under normal market conditions, the fund invests at least 80% of its net assets in inflation-adjusted bonds. The advisor considers inflation-adjusted bonds to include inflation-indexed bonds, notes, commercial paper, short-term instruments and other debt securities . . . .”

3.	Comment: Confirm that the prospectus uses the terms “inflation-adjusted” and “inflation-indexed” interchangeably.

Response: Confirmed.

4.	Comment: Consider moving the third paragraph regarding high-yield securities in the Principal Investment Strategies section higher up in the section.

Response: We feel that it is more appropriate to discuss the securities mentioned in the first two paragraphs in the section prior to high-yield securities and respectfully decline to incorporate the comment.

5.	Comment: If the Fund has a policy regarding a percentage limit on high-yield securities, consider disclosing it.

Response: The Fund does not have a policy regarding a percentage limit on high-yield securities, however, the prospectus does disclose that the Fund will invest primarily in investment-grade securities.

6.	Comment: Consider adding to the Principal Risks section a risk factor regarding when-issued and forward commitment transactions.

Response: The comment has been incorporated.

7.	Comment: If the Fund intends to sell credit default swaps, confirm that the Fund will cover the transaction to the full notional value.

Response: Confirmed.

8.	Comment: Consider disclosing how the Fund uses derivatives in the Principal Investment Strategies section.

Response: The comment has been incorporated by disclosing that the Fund uses U.S. Treasury futures, inflation swap agreements and credit default swap agreements to manage duration, inflation and credit exposure.

Ms. Karen Rossotto
July 18, 2016

9.	Comment: Disclose whether there are any Fund policies regarding the average duration of its investments.

Response: The comment has been incorporated by disclosing that there are no maturity or duration restrictions for the securities in which the Fund may invest.

10.	Comment: Consider adding to the Principal Risks section a risk factor regarding inflation-indexed securities.

Response: The comment has been incorporated.

11.	Comment: Consider noting in the High-Yield Risk factor in the Principal Risks section that high-yield securities are also known as “junk bonds.”

Response: The comment has been incorporated.

12.	Comment: Consider disclosing in the High-Yield Risk factor in the Principal Risks section that high-yield securities are “inherently speculative.”

Response: The comment has been incorporated.

13.	Comment: If the Fund invests in emerging markets, consider disclosing such information in the Foreign Securities Risk factor in the Principal Risks section.

Response: The Fund does not currently invest in emerging markets.

14.
Comment: Consider adding additional risk language to and deleting the phrase “or possibly greater than” from the Derivatives Risk factor in the Principal Risks section. Specifically, state that “gains or losses involving some futures and other derivatives may be substantial - in part because a relatively small price movement in these securities may result in an immediate and substantial gain or loss for the fund.”

Response: The comment has been incorporated.

15.	Comment: Consider tailoring the Derivatives Risk factor in the Principal Risks section to the particular derivatives the Fund uses.

Response: The comment has been incorporated by disclosing that the Fund’s use of inflation swap agreements and credit default swap agreements are subject to counterparty risk.

16.	Comment: Consider adding to the Principal Risks section a risk factor regarding mortgage- and asset-backed securities.

Response: The comment has been incorporated.

17.	Comment: Consider adding to the Principal Risks section a risk factor regarding active trading.

Response: Active and frequent trading is not a principal investment strategy of the Fund and the last paragraph has been deleted from the Principal Investment Strategies section.

Ms. Karen Rossotto
July 18, 2016

18.	Comment: Consider adding to the Principal Risks section a risk factor regarding mortgage dollar rolls.

Response: The comment has been incorporated.

19.
Comment: In the Portfolio Managers section, consider disclosing how long the portfolio managers have managed the Fund instead of when a portfolio manager joined a team managing fixed-income investments for American Century Investments.

Response: Item 5(b) of Form N-1A requires the “length of service of person or persons employed by or associated with the Fund or an investment adviser of the Fund.” We believe our disclosure stating the length of service a person has been associated with the investment adviser complies with this language and respectfully decline to incorporate the comment.

20.	Comment: Confirm the account maintenance fee disclosed in the Account Maintenance Fee section is included in the Fees and Expenses table.

Response: Confirmed.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact Giles Walsh at giles_walsh@americancentury.com or 816-340-3390.

Sincerely,

/s/ Giles Walsh
Giles Walsh
Corporate Counsel